UNITED STATES

                SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C.  20549

                           SCHEDULE 13D


            Under the Securities Exchange Act of 1934

                        (Amendment No. 1)*


          INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                       PURSUANT TO 13d-1(a)
        AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)


                    FIRST KEYSTONE CORPORATION
                         (Name of Issuer)


             COMMON STOCK, PAR VALUE $2.00 PER SHARE
                  (Title of Class of Securities)


                            320654205
                          (CUSIP Number)


   Robert E. Bull, 323 West Fourth Street, Nescopeck, PA 18635
                          (570) 759-1231
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)


                        December 21, 2001
     (Date of Event which Requires Filing of this Statement)




*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act 9 (however, see the Notes).


                        Page 1 of 24 pages

                           SCHEDULE 13D

CUSIP NO. 320654205


1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Robert E. Bull
     ###-##-####


2.   CHECK THE APPROPRIATE LETTER IF A MEMBER OF A GROUP

     (a)
     (b) X


3.   SEC USE ONLY


4.   SOURCE OF FUNDS:   PF


5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)


6.   CITIZENSHIP OR PLACE OF ORGANIZATION:
     United States of America


7.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH SOLE VOTING POWER:   165,652


8.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH SHARED VOTING POWER:   4,422


9.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH SOLE DISPOSITIVE POWER:   165,652

10.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH SHARED DISPOSITIVE POWER:   4,422


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:   170,074


12.  CHECK IF THE AGGREGATE AMOUNT IN NUMBER 11 EXCLUDES
     CERTAIN SHARES:


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN NUMBER 11:  6.00%


14.  TYPE OF REPORTING PERSON:   IN


                        Page 2 of 24 pages

                  Schedule 13D - Amendment No. 1
                          Robert E. Bull

     This Amendment No. 1 is filed on behalf of Robert E. Bull to amend the Schedule 13D, filed with the Commission and dated May 3, 1993, with respect to the Common Stock, $2.00 par value per share of First Keystone Corporation, a Pennsylvania business corporation (the "Issuer"), held by Mr. Bull.

     Because this Amendment is filed via EDGAR and the prior filing was not filed via EDGAR, Mr. Bull includes his Schedule
13D thereto as an Exhibit to this Amendment No. 1.

ITEM 1.  SECURITY AND ISSUER

     This statement relates to the common stock, par value $2.00 per share (the "Common Stock"), of First Keystone Corporation, a Pennsylvania corporation ( the "Issuer"), which has its principal executive offices at 111 West Front Street, Berwick, Pennsylvania 18603; telephone number 570-752-3671.


ITEM 2.  IDENTITY AND BACKGROUND

     This statement on Schedule 13D is being filed on behalf of Robert E. Bull ("Mr. Bull").

     Mr. Bull's residence address is 323 West Fourth Street,
Nescopeck, Pennsylvania 18635. Mr. Bull is a retired attorney from the law offices of Bull, Bull & Knecht, 106 Market Street,
Berwick, Pennsylvania 18603.

     During the last five years, Mr. Bull has not been convicted in any criminal proceeding and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state laws or finding any violations with respect to such laws.

     Mr. Bull is a citizen of the United States of America and a resident of Pennsylvania.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     All funds to purchase the shares by Robert E. Bull were from personal funds. The funds to purchase shares for Bull, Bull
& Knecht were provided through First Keystone Corporation
Dividend Reinvestment Plan.


ITEM 4.  PURPOSE OF TRANSACTION

     The purpose of the acquisitions by the Reporting Person is for investment purposes. The Reporting Person has no plans or proposals which relate to or would result in:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;


                          Pages 3 of 24

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

     (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to
          Section 12(g)(4) of the Act; or

     (j)  Any action similar to any of those enumerated above.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     The purpose of this Amendment No. 1 is to report the gift distribution, sale and purchase of First Keystone Corporation Common Stock. In addition, this Amendment No. 1 reflects the declaration of three 10% stock dividends and one 3 for 1 stock split issued in the form of a 200% stock dividend by the Issuer. These events occurred as follows:

     (1) On December 14, 1993, the Issuer declared a 10% stock dividend which resulted in the increase at no cost to the Reporting Person of 5,349 shares of Common Stock beneficially owned by the Reporting Person, whose percent of class was unchanged at 7.28%.

     (2) On January 4, 1996, the Issuer declared a 10% stock dividend which resulted in the increase at no cost to the Reporting Person of 5,883 shares of Common Stock beneficially owned by the Reporting Person, whose percent of class was unchanged at 7.28%.



                          Pages 4 of 24

     (3) On December 19, 1996, a gift distribution of the Common stock, beneficially owned by the Reporting Person took place, resulting in a decrease of 1,080 shares to Reporting Person, whose percent of class was decreased to 7.16%.

     (4)  On May 1, 1997, a gift distribution of the Common
Stock, beneficially owned by the Reporting Person took place, resulting in a decrease of 1,095 shares to Reporting Person, whose percent of class was decreased to 7.04%.

     (5) On May 16, 1997, the Issuer declared a 10% stock dividend which resulted in the increase at no cost to the Reporting Person of 6,254 shares of Common Stock beneficially owned by the Reporting Person, whose percent of class was unchanged at 7.04%.

     (6) On March 2, 1998, the Issuer declared a 3 for 1 stock split issued in the form of a 200% stock dividend which resulted in the increase at no cost to the Reporting Person of 137,622 shares of Common Stock beneficially owned by the Reporting Person, whose percent of class was unchanged at 7.04%.

     (7) On June 24, 1998, a purchase of 700 shares was made for the Reporting Person's IRA account at a cost of $32.00 per share, whose percent of class was increased to 7.07%.

     (8) On December 22, 1998, a gift distribution of the Common Stock, beneficially owned by the Reporting Person took place, resulting in a decrease of 5,400 shares to Reporting
Person, whose percent of class was decreased to 6.96%.

     (9) On August 11, 1999, a sale of the Common Stock, beneficially owned by the Reporting Person took place, resulting in a decrease of 1,491 shares at a price of $28.125 per share, whose percent of class was changed to 7.07%.

     (10) On August 30, 1999, a sale of the Common Stock, beneficially owned by the Reporting Person took place, resulting in a decrease of 168 shares at a price of $28.00 per share, whose percent of class was decreased to 7.06%.

     (11) On December 16, 1999, a sale of the Common Stock, beneficially owned by the Reporting Person took place, resulting in a decrease of 1,515 shares at a price of $24.50 per share, whose percent of class was decreased to 7.01%.

     (12) On December 21, 1999, a gift distribution of the Common Stock, beneficially owned by the Reporting Person took place, resulting in a decrease of 7,200 shares to Reporting
Person, whose percent of class was decreased to 6.75%.

     (13) On January 21, 2000, a sale of the Common Stock, beneficially owned by the Reporting Person took place, resulting in a decrease of 962 shares at a price of $20.00 per share, whose percent of class was decreased to 6.72%.

     (14)  On August 4, 2000, a gift distribution of the Common
Stock, beneficially owned by the Reporting Person took place, resulting in a decrease of 9,900 shares to Reporting Person, whose percent of class was decreased to 6.37%.


                          Pages 5 of 24

     (15) On October 3, 2001, 20 shares of the Common Stock were acquired for Bull, Bull & Knecht through the First Keystone
Corporation Dividend Reinvestment Plan for the beneficial ownership of Reporting Person at a price of $20.25 per share, whose percent of class was unchanged at 6.32%.

     (16) On November 15, 2001 a sale of the Common Stock, beneficially owned by the Reporting Person took place, resulting in a decrease of 1,443 shares at a price of $21.00 per share, whose percent of class was decreased to 6.32%.

     (17) On December 21, 2001, a gift distribution of the Common Stock, beneficially owned by the Reporting Person took place, resulting in a decrease of 9,000 shares to Reporting
Person, whose percent of class was decreased to 6.00%.


ITEM 5(a) is hereby amended to report:

     Robert E. Bull - 165,652 shares
     Bull, Bull, & Knecht - 2,015 shares
     Bull & Bull Profit Sharing Plan - 2,407 shares


ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Not Applicable


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     A.  Schedule 13D, dated May 3, 1993.


                        Page 6 of 24 Pages

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


January 2, 2002               /s/ Robert E. Bull
                              Robert E. Bull, Reporting Person


                        Page 7 of 24 Pages

                          EXHIBIT INDEX




          A.  Schedule 13D, dated May 3, 1993.

                                               EXHIBIT A


                          UNITED STATES

                SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C.  20549

                           SCHEDULE 13D


            Under the Securities Exchange Act of 1934

                        (Amendment No. )*


                    FIRST KEYSTONE CORPORATION
                         (Name of Issuer)


             COMMON STOCK, PAR VALUE $2.00 PER SHARE
                  (Title of Class of Securities)


                            320654205
                          (CUSIP Number)


   Robert E. Bull, 323 West Fourth Street, Nescopeck, PA 18635
                          (570) 759-1231
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)


                           May 3, 1993
     (Date of Event which Requires Filing of this Statement)


Check the following box if a fee is being paid with the statement
X. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or other Bull subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                           SCHEDULE 13D

CUSIP No. 320654205                        Page 2 of 10 Pages


1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Robert E. Bull
     ###-##-####


2.   CHECK THE APPROPRIATE LETTER IF A MEMBER OF A GROUP

     (a)
     (b) X


3.   SEC USE ONLY


4.   SOURCE OF FUNDS:   Personal Funds


5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)


6.   CITIZENSHIP OR PLACE OF ORGANIZATION:
     United States of America


7.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH SOLE VOTING POWER:   2,476


8.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH SHARED VOTING POWER:   38,352


9.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH SOLE DISPOSITIVE POWER:   2,476

10.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH SHARED DISPOSITIVE POWER:   38,352


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON:   53,500


12.  CHECK IF THE AGGREGATE AMOUNT IN NUMBER 11 EXCLUDES CERTAIN
SHARES:


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN NUMBER 11:  7.28%


14.  TYPE OF REPORTING PERSON:   IN

                           SCHEDULE 13D
                          Robert E. Bull


ITEM 1.     SECURITY AND ISSUER

     This statement relates to the common stock, par value $2.00 per share (the "Common Stock"), of First Keystone Corporation (the "Issuer"). The principal executive offices of the Issuer are located at 111 West Front Street, Berwick, Pennsylvania 18603; telephone number (717) 752-3671.


ITEM 2.     IDENTITY AND BACKGROUND


     The following information is with respect to the Reporting
Person:

    (a)   Robert E. Bull
    (b)   323 West Fourth Street, Nescopeck, Pennsylvania 18635
    (c) Attorney-at-Law; Bull, Bull & Knecht, 106 Market Street, Berwick, Pennsylvania 18603
    (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding.
    (e) During the last five years, the Reporting Person has not been a party to a civil proceeding or administrative body and was or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
    (f)   United States of America.


    The following information is with respect to the spouse of the Reporting Person, who holds 12,672 shares of the Common Stock jointly with the Reporting Person:

    (a)   Sara E. Bull
    (b)   323 West Fourth Street, Nescopeck, Pennsylvania 18635
    (c)   Homemaker at same above address.
    (d) During the last five years, Mrs. Bull has not been convicted in a criminal proceeding.
    (e) During the last five years, Mrs. Bull has not been a party to a civil proceeding or administrative body and was or is not subject to a judgment, decree or final order enjoying future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
    (f)   United States of America.

    The following information is with respect to a law firm partner of the Reporting Person under the partnership, Bull, Bull & Knecht and a co-trustee under Bull & Bull Profit Sharing Plan. Such partnership and plan hold in the aggregate 2,500 shares of the Common Stock:

    (a)   Robert A. Bull
    (b)   106 Market Street, Berwick, Pennsylvania 18603
    (c) Attorney-at-Law; Bull, Bull & Knecht, 106 Market Street, Berwick, Pennsylvania 18603
    (d) During the last five years, Robert A. Bull has not been convicted in a criminal proceeding.
    (e) During the last five years, Robert A. Bull has not been a party to a civil proceeding or administrative body and was or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
    (f)   United States of America.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS

    The following table presents certain information with respect to the shares of the Common Stock held by the Reporting Person, his spouse, the law firm of Bull, Bull & Knecht and the Bull & Bull Profit Sharing Plan. All funds to purchase shares by the Robert E. and Sara E. Bull were from personal funds. All funds to purchase the shares by Bull, Bull & Knecht and Bull & Bull Profit Sharing Plan were from funds provided by the law firm of Bull, Bull & Knecht.


                      ROBERT E. BULL - INDIVIDUAL OWNERSHIP

                                                  No. of            Cost
Date           Transferred From or To             Shares        (In Dollars)
____           ______________________             ______          ___________
07/26/56       New issue                               75            30.30
10/13/56                                               25             0.00
02/23/60       From George L. Low                      49             0.00
03/01/60       New issue ($35 + 5 rights              205            36.50
               at $.30 ($1.50))
4/20/72        To Robert E. & Sara E. Bull           -254             0.00
02/04/77       100% stock dividend                    100             0.00
04/01/77       New issue ($50 + 8 rights               25            51.12
               at $.14 ($1.12))
05/08/86       5/1 split                            1,125             0.00
06/16/87       New issue                              113            36.00
01/03/89       100% stock dividend                  1,238             0.00
                                                    _____
               TOTAL                                2,476


                            ROBERT E. AND SARA E. Bull


                                                   No. of             Cost
Date           Transferred From or To              Shares         (In Dollars)
____           ______________________              ______         ___________
12/01/60       From James McElrath, Jr.                 200           0.00
07/09/65       From Miners Nat'l Bank                   375           0.00
                 Trustee
07/12/65       From Helen C. Owens                      102           0.00
09/17/65       From James Jr. & Ethel                    90           0.00
                 McElrath
06/16/67       From Elizabeth Boswald                   152           0.00
                 Estate
04/20/72       From Robert E. Bull                      254           0.00
07/26/73       From Willard F. Kelchner                  50          57.50
01/06/76       From I.D. Bull Estate                    152           0.00
02/04/77       100% stock dividend                    1,375           0.00
04/01/77       New issue ($50 + 8 rights                382          51.12
               @ $.14 ($1.12))
05/20/80       From Ralph Manning                        57          53.00
05/20/80       From Ralph & Ruth Manning                 11          53.00
08/15/84       From Peter & Catherine                    50          63.50
                 Gaydosh
05/06/86       5/1 split                             16,250           0.00
06/16/87       New issue                              1,625          36.00
08/07/87       New issue                                 51          36.00
01/03/89       100% stock dividend                   17,926           0.00
                                                     ______
               TOTAL                                 35,852



                                   SARA E. BULL


                                                   No. of             Cost
Date           Transferred From or To              Shares         (In Dollars)
____           ______________________              ______         ___________
07/16/61       From Ellen Muster                        100           0.00
03/21/75       From Elizabeth Owens Ogilvi              300          57.50
11/26/75       From Leeco & Co.                          48          60.00
10/28/76       From FNB Trustee fro                      50          70.00
               Emery A. Keller
02/04/77       100% stock dividend                      498           0.00
04/01/77       New issue ($50 + 8 rights                125          51.12
               @ $.14 ($1.12))
07/28/78       From Alen & Carol Smith                   22          52.50
05/20/80       From Ralph & Ruth Manning                  9          53.00
05/06/86       5/1 split                              5,760           0.00
06/16/87       New issue                                576          36.00
01/03/89       100% stock dividend                    6,336           0.00
                                                     ______
               TOTAL                                 12,672



ITEM 4.   PURPOSE OF TRANSACTION

    The purpose of the acquisitions by the Reporting Person is for investment purposes. The Reporting Person has no plans or proposals which relate to or would result in:

    (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

    (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

    (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

    (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;

    (e) Any material change in the present capitalization or dividend policy of the Issuer;

    (f) Any other material change in the Issuer's business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

    (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

    (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

    (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to
          Section 12(g)(4) of the Act; or

    (j)   Any action similar to any of those enumerated above.

ITEM 5.   INTEREST IN SECURITIES OF ISSUER

    (a)   Robert E. Bull - 2,476 Shares
          Robert E. and Sara E. Bull - 35,852 Shares
          Sara E. Bull - 12,672 Shares
          Bull, Bull & Knecht - 500 Shares
          Bull & Bull Profit Sharing Plan - 2,000 Shares
    (b) Robert E. and Sara E. Bull has sole voting and dispositive powers over the shares that they hold individually. Robert E. and Sara E. Bull, share equally in the voting and dispositive powers over the shares held jointly in their names. Robert E. Bull and Robert A. Bull share equally in the voting and dispositive powers over the shares held by Bull, Bull & Knecht and the Bull & Bull Profit Sharing Plan.
    (c)   None
    (d)   None
    (e)   Not applicable.


ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

    None.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

    Excerpts from the trust document establishing the Bull &
Bull Profit Sharing Plan that delineate the investment powers of the trustees.


Signature

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


May 6, 1993                /s/ Robert E. Bull
                           Robert E. Bull, the Reporting Person

          EXCERPTS FROM THE TRUST DOCUMENT WITH RESPECT
              TO THE BULL & BULL PROFIT SHARING PLAN

16.3    RESPONSIBILITY OF THE TRUSTEE

        The general responsibilities of the Trustee shall be as follows:

        (a) Except as expressly otherwise provided herein, the Trustee shall have exclusive authority and discretion to manage and control the assets of the Plan held in the Fund.
        (b) The Trustee shall hold, administer, invest and reinvest, and disburse the Fund in accordance with the powers stated herein.
        (c) The Trustee shall disburse moneys and other properties from the Fund on direction of the Employer, pursuant to the provision of the Plan at the time or times, to the payee or payees specified by the Employer in directions to the Trustee in such form as the Trustee may reasonably require. The Trustee shall be under no liability for any distribution made by it pursuant to such directions and shall be under no duty to make inquiry as to whether any distribution made by it pursuant to any such direction is made pursuant to the provisions of the Plan. The receipt of a distribution by the Payee shall constitute a full acquittance to the Trustee.
        (d) The Trustee shall have the responsibilities. If any, expressly allocated to it by the Plan. Except as responsibilities may be expressly so allocated, the Trustee in its capacity as such shall have no responsibility or authority with respect to the operation and administration of the Plan. However, if the Trustee is notified that any action on its part is necessary or desirable and the Employer has failed or is unable to furnish the Trustee with the necessary instructions or information, the Trustee may take such action as it deems necessary or desirable, consistent with the Plan, including, without limitation action respecting interpretation of the Plan and payment of benefits.
        (e) If the employer so elects, the Trustees' discretion to manage and control the assets of the Plan held in the Trust Fund or to acquire or dispose of any such assets shall be subject to the direction of the Employer. Should the Employer appoint an Investment Manager to manage any assets of the trust fund, the Trustees power to manage and control or to acquire or dispose of such assets shall be subject to the direction of the Investment Manager.
        (f) At any time when there is more than one Trustee, the Trustees shall act by majority vote.

16.4    COMPENSATION AND EXPENSES

        The Trustee shall be entitled to receive such reasonable compensation for its services hereunder as may be agreed upon with the Employer; provided, however, that no Employee who is a Trustee shall receive compensation for services rendered as a Trustee. The Trustee shall be entitled to reimbursement for all reasonable and necessary costs, expenses, and disbursements incurred by it in the performance of such services. Such compensation and reimbursements shall be paid from the Fund if not paid directly by the Employer and shall constitute a lien upon the Fund until paid.

16.5    RECORDS AND ACCOUNTING

        The Trustee shall maintain such records as may be reasonably necessary for the proper administration of the Fund. As soon as reasonably practicable following a Plan Valuation Date of the Fund, and as soon as reasonably practicable after the resignation or removal of a Trustee has become effective, the Trustee shall file with the Employer a written account setting forth all receipts, disbursements, and other transactions effected by it during the Plan Year, or during the part of the Plan Year to the date the resignation or removal is effective, as the case may be, and shall certify the fair market value of the assets of the Fund. The accounting shall also furnish the Employer such other information as the Trustee may possess and as may be necessary for the Employer to comply with the reporting requirements of the Employee Retirement Income Security Act of 1974. The Trustee shall have no duty to furnish information about the Fund to any person except that expressly provided herein or as required by law. Any accounting when approved by the Employer will be binding and conclusive as to the Employer, Plan Participants and Beneficiaries, and the Trustee will thereby be released and discharged from any liability or accountability to the Employer, Plan Participants or Beneficiaries with respect to matters set forth therein. Omission by the Employer of any written objection to any specific item in any such accounting within one hundred eighty days after its delivery will constitute approval of the Account by the Employer. If there is a disagreement between the Trustee and anyone as to any act or transaction reported in an accounting, the Trustee shall have the right to have its account settled by a court of competent jurisdiction.

16.6    RECORD RETENTION

        The Trustee shall retain its records relating to the Fund as long as necessary for the proper administration thereof and at least for any period required by the Employee Retirement Income
Security Act of 1974 or other applicable law.

16.7    RESIGNATION AND REMOVAL OF TRUSTEE

        (a) The Trustee may resign by giving the Employer thirty (30) days' (or such shorter period as the Employer may approve in writing) written notice of its resignation, such notice period to commence upon the mailing thereof. The Employer shall thereupon appoint a successor Trustee to assume the rights, powers and duties of the Trustee and shall promptly give the Trustee written notice of the appointment of such successor Trustee. The Trustee shall forthwith deliver to the successor Trustee and as soon as possible thereafter account to the successor Trustee for each and every Fund asset and any and all records of the Fund that are in its possession or control.
        (b) The Employer may remove the Trustee by giving the Trustee thirty (30) days' (or such shorter period as the Trustee may approve in writing) written notice of its removal, such notice period to commence upon the receipt thereof by the Trustee, and which written notice shall identify the successor Trustee appointed by the Employer to assume the rights, powers and duties of the Trustee. The Trustee shall forthwith deliver to the successor Trustee and as soon as possible thereafter account to the successor Trustee for each and every Fund asset and all records of the Fund that are in its possession or control.
        (c) A Custodian may serve as the successor to the Trustee hereunder if, with respect to the Plan and the Custodian, the requirements of Article XVII are satisfied.

16.8    DEALINGS OF OTHERS WITH TRUSTEE

        No person (corporate or individual) dealing with the Trustee shall be required to see the application of any money paid or property delivered to the Trustee or to determine whether the Trustee is acting pursuant to any authority granted to it under the Plan.

16.9    TRUSTEE'S POWER TO PROTECT ITSELF ON ACCOUNT OF TAXES

        The Trustee, as a condition to making a distribution of a Participant's Account, may require the person or persons entitled to receive a distribution in such event to furnish the Trustee with proof of payment of all income, inheritance, estate, transfer, legacy and/or succession taxes, and all other taxes of any different type or kind that may be imposed under or by virtue of any state or federal statute or law upon the payment, transfer, descent, or distribution of such Account and for the payment of which the Trustee may, in its judgement, be directly or indirectly liable. In lieu of the foregoing, the Trustee unless prevented by law, may deduct, withhold and transmit to the proper taxing authorities any such tax which it may be permitted or required to deduct and withhold and the Account to be distributed in such case shall be correspondingly reduced. In the event any distribution is subject to Federal or State withholding requirements the Trustee may require evidence that such withholding requirements have been met or that a waiver thereof is available and the conditions of the waiver have been satisfied.

16.10   OTHER POWERS OF TRUSTEE

        In extension, but not in limitation of the rights, powers and discretions conferred upon the Trustee herein, the Trustee shall have and may exercise from time to time in the management and custody of the assets of the Fund and, for the purpose of distribution after the termination thereof, and, for the purpose of distribution of Participant's Accounts, without order or license of any court, any one or more or all of the following rights, powers and discretions:

        (a) To invest and reinvest the assets of the Fund with the care, skill, prudence and diligence under the circumstances then prevailing that a prudent man acting in a like capacity and familiar with such matters would use in the conduct of an enterprise of like character and the like aims (and to the extent possible consistently with the most recent funding policy method adopted by the Employer and communicated to the Trustee) without limitation by any statute, rule or law, or regulation of any governmental body prescribing or limiting the investment of trust assets by corporate or individual Trustees, in or to certain kinds, types, or classes of investments or prescribing the portion of the Fund which may be invested in any one property or kind, type, or class of investment. Specifically and without limiting the generality of the foregoing, the Trustee may invest and reinvest principal and accumulated income of the Fund in preferred and common stocks of any kind or class of any corporation, including but not limited to investment and small business investment companies of all types; voting trust certificates; interest in investment trusts; shares of mutual funds; interest in a common trust, variable demand note or other type of pooled or collective fund operated by the Trustee; bonds, notes and debentures, secured or unsecured; mortgages on real or personal property; covered call options; deposits in a commercial or savings bank or a savings and loan association including savings accounts or time deposits in the Trustee if the Trustee (or a Co-Trustee) is a bank or other Financial Institution; conditional sales contracts; real estate and leases. The Plan may acquire and hold up to 10% of the market value of its assets in securities issued by an Employer. Investment of the entire Fund in common stocks shall be deemed appropriate at any phase of the economic business cycle, but is not, however, the purpose hereof to direct that the Fund shall be invested either entirely or to any extent whatsoever in such common stocks. The Trustee shall be entitled to commingle the accounts of Participants and invest, reinvest, control and manage each of the same in a common Fund, except to the extent the Employer permits Participants to direct their own investments and such Participants elect to do so.
        (b) To sell, exchange or to otherwise dispose of any asset of whatsoever character at any time held by the Trustee in trust hereunder.
        (c) To segregate any part or portion of the Fund for the purpose of administration or distribution thereof and, in its sole discretion, to hold the Fund uninvested whenever and for so long as, in the Trustee's discretion, the same is likely to be required for payment in cash of Participants' Accounts normally expected to be distributed in the near future, or whenever, and for as long as market conditions are uncertain, or for any other reason which, in the Trustee's discretion, requires such action or makes such action advisable.
        (d) To retain and employ such attorneys, agents and servants as may be necessary or desirable, in the opinion of the Trustee, in the administration of the Fund, and to pay them such reasonable Compensation for their services as may be agreed upon as an expense of administration of the Fund, including power to employ and retain counsel upon any matter of doubt as to the meaning of or interpretation to be placed upon this Plan or any provisions thereof with reference to any question arising in the administration of the Fund or pertaining to the distribution thereof or pertaining to the rights and liabilities of the Trustee hereunder or to the rights and claims of Participants and Beneficiaries, and the Trustee, in any such event, may act in reliance upon the advice, opinions, records, statements, and computations of any attorneys and agents and on the records, statements and computations of any servants so selected by it in good faith and shall be released and exonerated of and from all liability to anyone in so doing (except to the extent liability is imposed under the Employee Retirement Income Security Act of
             1974).
        (e) To institute, prosecute, and maintain, or to defend, any proceeding at law or in equity concerning the Plan or Fund or the assets thereof or any claims thereof or any claims thereto, or the interests of Participants and Beneficiaries hereunder at the sole cost and expense of the Fund and/or at the sole cost and expense of the Participant's Account that may be concerned therein or that may be affected thereby as, in the Trustee's option, shall be fair and equitable in each case, and to compromise, settle and adjust all claims and liabilities asserted by or against the Trustee, on such terms as the Trustee, in each such case, shall deem reasonable and proper, but the Trustee shall be under no duty or obligation to institute, prosecute, maintain or defend any suit, action or other legal proceeding unless it shall be indemnified to its satisfaction against all expenses and liabilities which it may sustain or anticipate by reason thereof.
        (f) To institute, participate, and join in any plan of reorganization, readjustment, merger, or consolidation with respect to the issuer of any securities held by the Trustee hereunder and to use any other means of protecting and dealing with any of the assets of the Fund which it believes reasonably necessary or proper and, in general, to exercise each and every other power or right with respect to each asset or investment held by it hereunder as individuals generally have and enjoy with respect to their own assets and investments, including power to vote upon any securities or other assets having voting power which it may hold from time to time, and to give proxies with respect thereto, with or without power of substitution or revocation, and to deposit assets or investments with any protective committee, or with Trustees or depositories designated by any such committee or by any such Trustees or any court.
        (g) In any matter of doubt affecting the meaning, purpose or intent of any provision of this Plan, to determine such meaning, purpose or intent; and the determination of the Trustee in any such respect shall be binding and conclusive upon all persons interested who may become interested in the Plan or the Fund.
        (h) To require, as a condition to distribution of any Participant's Account, proof of identity or of authority of the person entitled to receive the same, including power to require reasonable indemnification on that account as a condition precedent to its obligation to make distributions hereunder.
        (i) To collect, receive, receipt and give quittance for all payments that may be or become due and payable on account of any asset in trust hereunder which has not, by act of the Trustee taken pursuant thereto, been made payable to others, and payment thereof by the company issuing the same, or by the party obligated thereon, as the case may be, when made to the Trustee hereunder or to any person or persons designated by the Trustee, shall acquit, release and discharge such company or obligated party from any and all liability on account thereof.

        (j) To determine from time to time, as required for the purpose of distribution or for the purpose of allocating trust income or for any other purposes of the Plan, the then value of the Fund and of the Participant's Account of each Participant in the Fund, the Trustee, in each such case, using and employing for that purpose the fair market value of each of the assets constituting the Fund. Each such determination so made by the Trustee in good faith shall be binding and conclusive upon all persons interested or becoming interested in the Plan or the Fund.
        (k) To carry all investments of the Fund, or any part thereof, in its own name or in the name of any nominee selected by it, without designation of the trust capacity in which the same is held, but with the same liability for any act or default of any such nominee as for its own act or default; and to commingle and deposit cash of the Fund in its own commercial department or savings department, or both.
        (l) To grant an option or options for the sale or other disposition of a trust asset, including the issuance of options for the purchase of common stock held by the trust in return for the receipt of a premium from the optionee (it being expressly intended that said options may be in a form and in terms to permit their being freely traded on an option exchange) and including the repurchase of any such option granted, or in lieu thereof, the repurchase of an option identical in terms to be the one issued.
        (m) To have and to exercise such other and additional powers as may be advisable or proper in its opinion for the effective, economical and equitable administration of the Fund.
        (n) The Trustee may cause all or any part of the Fund, without limitation as to amount, to be commingled with the money of trusts created by the Trustee or by others by causing such money to be invested as a part of any or all of the funds created by said declarations of trust and the Fund so added to any of said funds shall be subject to all of the provisions of said declarations of trust as the same may be amended from time to time so long as the terms of said trust are not inconsistent with the terms and provisions of this Plan.

        In the event the Employer elects to direct the Trustee as to the acquisition or disposal of the assets of the trust Fund, the Trustee shall exercise the rights, powers and discretions conferred upon the Trustee in this Section only as directed by the Employer. In the event the Employer has appointed an Investment Manager to manage, acquire or dispose of any assets of the trust Fund, then, notwithstanding the rights, powers and discretions conferred upon the Trustee in this Section, the Trustee shall be subject to the direction of the Investment Manager with respect to the assets under management by the Investment Manager and shall have no responsibility to determine whether any such directions are proper, in accordance with the terms of the Plan or are permitted under applicable law.

16.11   PURCHASE OF LIFE INSURANCE

        Without limiting the generality of Section 16.10, the Trustee may invest the assets of the Fund in life insurance purchased from a legal reserve life insurance company qualified to do business in the state where the trust is located. Any purchase of life insurance shall be only as directed by the Participant and shall be treated as a Participant-directed investment described in Section 16.12. In the event ordinary life insurance contracts are purchased, less than 50% of the aggregate contributions by the Employer and Affiliates allocated to the Participant may be used to pay premiums attributable to such contracts. No more than 25% of the aggregate Employer and Affiliate contributions allocated to the Participant may be used to pay premiums on term life insurance contracts, universal life contracts or any other life insurance contract, which is not ordinary life. If a combination of ordinary life and other insurance contracts are purchased on a Participant's life, the sum of 50% of the ordinary life insurance premiums plus the premiums on all other life insurance on the Participant's life purchased by the Trustee shall not exceed 25% of the aggregate Employer and Affiliate contributions allocated to the Participant's Account. For purposes of this Section, an "ordinary life" insurance contract shall mean a contract with both nondecreasing death benefits and nonincreasing premiums. Any dividends or credits earned on insurance contracts will be allocated to the Participant's account derived from Employer contributions for whose benefit the contract is held.

        In the event insurance contracts are purchased by the Trustee pursuant to this Section, a distribution payable for a reason other than the Participant's death shall be made by converting the contract to cash by surrendering it to the issuer or distributing the contract to the Participant in satisfaction of that portion of the Participant's Account which represents the value of the insurance contract, as the Participant shall elect, subject, however, to the provisions of Article X, if applicable. Any insurance contract so distributed shall be endorsed as nontransferable. No life insurance contract shall be converted into an annuity which provides payments measured by an individual life, except as may be required by Article X.

        The Beneficiary designation and the settlement option selected under any insurance contract shall be subject to the requirements of Articles X and XII to the extent such provisions are applicable to the Participant. As owner of the life insurance contract, the Trustee shall name a Beneficiary and designate a method of distribution only in a manner which meets the requirements of Articles X and XII to the extent such Sections apply to the Participant. In the event of any conflict between the terms of this Plan and the terms of any life insurance contract, the terms of this Plan shall control.

16.12   PARTICIPANT DIRECTION OF INVESTMENT

        The Employer may elect in the Adoption Agreement to permit Participants to direct the investment of their Participant's Accounts. In the event the Employer elects to permit Participants to choose the investments in which the assets of their accounts should be invested, the Trustee shall be subject to the direction of such Participant. No Participant shall thereby be considered a fiduciary and no person who is otherwise a fiduciary shall be liable for any loss, which results from such Participant's exercise of control. Notwithstanding the foregoing, no
             Participant may direct that the assets in his account be invested in any collectible, as that term is defined in Section 408 of the Internal Revenue Code and regulations, so long as such Section treats an investment in a collectible through a Participant-directed account as a distribution from the Plan. A Participant shall direct an investment in writing, which direction must be signed, shall describe the investment sufficiently so that the Trustee may properly execute the transaction and conform to such other conditions as the Trustee may reasonably require. Upon the direction of an investment, the Participant agrees to have any transaction costs charged to his account. "Transaction costs" shall mean any fee or charge attributable to the Participant's directed investment including, but not limited to commissions, custodial fees or fees for professional services. The purchase of a life insurance contract shall be treated as a Participant-directed investment.

16.13   PROHIBITED TRANSACTIONS

        Except as may be expressly permitted by law or allowed in a Prohibited Transaction Exemption issued by the Department of Labor, no Trustee or other fiduciary hereunder shall permit the Plan to engage, directly or indirectly, in any of the following transactions with a disqualified person (as defined in Section 4975 of the Code):

        (a)  A sale or exchange, or leasing, of any property
             between the Plan and a disqualified person;
        (b)  The lending of money or other extension of credit
             between the Plan and a disqualified person;
        (c)  The furnishing of goods, services or facilities
             between the Plan and a disqualified person;
        (d)  A transfer to, or use by or for the benefit of, a
             disqualified person of the income or assets of the Plan;
        (e) An act by a disqualified person who is a fiduciary whereby he deals with the income or assets of the Plan in his own interest or for his own account; or
        (f) The receipt of any consideration for his own personal account by any disqualified person who is a fiduciary from any party dealing with the Plan in connection with a transaction involving the income or assets of the Plan.